WISDOMTREE RULES-BASED METHODOLOGY

Emerging Market Earnings Indexes

Last Updated July 2010

I. METHODOLOGY GUIDE FOR EMERGING MARKET EARNINGS INDEXES

1.	Index Overview and Description

Wisdomtree Investments, Inc. (WTI) has created international indexes that track the performance of earnings-generating companies in emerging markets, presently consisting of: the WisdomTree India Earnings Index (“IEI”). The WisdomTree India Earnings Index measures the stock performance of companies incorporated in India that pass WTI’s selection, liquidity and market capitalization requirements. In September of each year, the IEI is reconstituted, with each components’ weight adjusted based on the earnings generated by each component company, adjusted for an investable weighting factor that take into account shares available to be purchased by foreign investors.

The India Earnings Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The IEI will be calculated using primary market prices. The IEI will be calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the IEI, component companies must meet the minimal liquidity requirements established by WisdomTree Investments. To be included in the IEI, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Screening Point” for the India Earnings Index (the duration of time after the close of trading on the last trading day in August and before the open of trading on the next trading day).

Eligible component companies must have their shares listed on the Indian National Stock Exchange or the Bombay (Mumbai) Stock Exchange. Eligible companies must be incorporated in India and have earned at least $5 million in their fiscal year prior to the annual reconstitution in September. Only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Companies need to have a market capitalization of at least $200 million on the “Indian Screening Point” (the duration of time after the close of trading on the last trading day in August and before the open of trading on the next trading day); shares of such companies need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Indian Screening Point; components need to have had a P/E ratio of at least 2 as of the Indian Screening Point. Common stocks and holding companies, including real estate holding companies, are eligible for inclusion. Security types that are excluded from the index are: limited partnerships, royalty trusts, passive foreign investment companies (PFICS), ADRs, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

2.2.	Base Date and Base Value

The base value for the IEI was set at 200, as of November 30, 2007.

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Emerging Markets Earnings Indexes:

Si{SiPi Ei}
D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Index is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

2.4.	Weighting

The IEI is modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that earnings play in the total return of the Indexes. The initial weight of a component in the Index at the annual reconstitution is based on reported net income in the most recent fiscal year prior to the annual reconstitution. The reported net income number is then multiplied by a second factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the earnings generated of each company by restrictions on shares available to be purchased. This “Earnings Factor” is then calculated for every component in the Index and then summed. Each component’s weight, at the Weighting Date for the India Earnings Index, is equal to its Earnings Factor divided by the sum of all Earnings Factors for all the components in that Index. The Weighting Date for the India Earnings Index is when component weights are set, it occurs immediately after the close of trading on the third Wednesday of September. New

Component weights take effect before the opening of trading on the first Monday following the third Friday of September (the “India Earnings Index Reconstitution Date”). The Index will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

2.5.	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple share classes of common stock, the most liquid share class will be included in the Index. Conversion of a share class into another share class not in the Index results in the conversion of the share class being phased out into the surviving share class.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spins-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in IEI. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in earnings between reconstitutions, do not require changes in the index shares or the stock prices of the component companies of the IEI. Other corporate actions, such as special dividends, may require index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions, or when the Index Calculation Agent typically applies such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the IEI are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in September. No additions are made to the IEI between annual reconstitutions, except in the cases of certain Spin-Off companies defined below.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the IEI until the next annual reconstitution. The weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the IEI.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree Investments reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed or that re-incorporate outside of a defined domicile in the intervening weeks between the Screening Point and the Reconstitution Date for the India Earnings Index are not included in the IEI, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for the WisdomTree India Earnings Index

5.1	Selection parameters for the The WisdomTree India Earnings Index are defined in section 2.1 Companies that pass this selection criterion as of the Screening Point for the India Earnings Index are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.